EXHIBIT 23.9
CONSENT OF ROBERT T. McCUSKER
Board of Directors of Coral Gold Resources Ltd.:
     I hereby consent to the use of information from the technical reports dated January 15, 2004 and April 25, 2006 relating to the Robertson Property of Coral Gold Resources Ltd., which appears in the Registration Statement numbered 333-138633 on Form S-4 and the related prospectus for U.S. Gold Corporation and US Gold Canadian Acquisition Corporation and the Definitive Proxy Statement on Schedule 14A for U.S. Gold Corporation (File Number 000-09137) (collectively, the “SEC Filings”) as well as the Canadian Takeover Bid Circular (together with the SEC Filings, the “Documents”) and any amendments to the Documents. I also consent to the reference to me under the heading “Experts” in the Documents and any amendments thereto.
Dated: December 11, 2006

/s/ Robert T. McCusker
Robert T. McCusker, P. Geol.